38C Grove Street, Suite 100

Ridgefield, Connecticut 06877

(203) 244-6550

July 11, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Northern Tier Energy LP Amendment No. 4 to Registration Statement on Form S-1 Filed July 2, 2012 File 333-178457

Ladies and Gentlemen:

Set forth below are the responses of Northern Tier Energy LP (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 10, 2012, with respect to Amendment No. 4 to Registration Statement on Form S-1, File No. 333-178457, filed with the Commission on July 2, 2012 (the “Registration Statement”) and the Company’s correspondence to the Staff, filed with the Commission on July 6, 2012.

Each response set forth below is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”) unless otherwise specified. For your convenience, we have also enclosed marked copies of those pages of Amendment No. 5 that will be affected by the responses to the comments received from the Staff. These marked changes will be incorporated into Amendment No. 5, to be filed with the Commission on or about July 11, 2012.

All capitalized terms not otherwise defined herein shall have the meanings set forth in the Registration Statement.

General

1.	Page references in this comment are to the draft disclosure which you submitted with your correspondence dated July 6, 2012. Please provide us with your underlying supporting calculations for the following disclosures:

a.	Page 4 – “On a pro forma basis for this offering, as of March 31, 2012, we estimate that we would have had approximately $179.8 million of available liquidity comprised of cash on hand and amounts available for borrowing under our $300 million revolving credit facility.”

Securities and Exchange Commission

July 11, 2012

b.	Page 29 – “We project that we will be able to pay aggregate distributions of $2.65 per unit for the twelve months ending June 30, 2013 and a distribution of $0.65 per unit for the three months ending September 30, 2013.”

c.	Page 70 – Capitalization – The “as adjusted” amounts for partners’ interest, both common units and PIK units.

d.	Page 71 – Dilution – All amounts in the initial paragraph, and those in the dilution table presented immediately following such paragraph.

e.	Pages 77 and 81 – The calculations for actual and implied cash distributions based on pro forma available cash presented in each of the tables.

Response:

We acknowledge the Staff’s comments and, as discussed with the Staff via telephone on July 10, 2012, we will separately provide supplemental information supporting the underlying calculations discussed above. In addition, please see the attached highlighted changes on pages 4, 81 and 144 of Amendment No. 5.

Use of Proceeds, page 69

2.	Please refer to the following sentence on page 69: “Any net proceeds received from the exercise of the underwriters’ option to purchase additional common units will be distributed to Northern Tier Holdings.” Disclose how much Northern Tier Holdings will receive if the over-allotment option is exercised in full (based upon the assumed initial public offering price of $20.00 per unit, the midpoint of the price range) and disclose the general partner’s intended use of those proceeds.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to clarify that if the underwriters exercise their option to purchase additional common units in full, we will make an additional distribution of approximately $45.7 million to Northern Tier Holdings, of which $44.6 million will be distributed by Northern Tier Holdings to ACON Refining and TPG Refining and $1.1 million will be distributed by Northern Tier Holdings to entities in which Mr. Rodriguez and Mr. Kuchta have an ownership interest. Please see the attached highlighted changes on page 9, 11, 15, 69 and 196 of Amendment No. 5.

3.	If the general partner intends to distribute proceeds from the exercise of the over-allotment option to the general partner’s owners, please also ensure that you make corresponding revisions elsewhere in your prospectus, such as in the penultimate paragraph on page 9, where you disclose what payments ACON Management and TPG Management will receive in connection with the offering.

Securities and Exchange Commission

July 11, 2012

Response:

We acknowledge the Staff’s comment and have revised the disclosure to clarify throughout Amendment No. 5 that if the underwriters exercise their option to purchase additional common units in full, we will make an additional distribution of approximately $45.7 million to Northern Tier Holdings, of which $44.6 million will be distributed by Northern Tier Holdings to ACON Refining and TPG Refining and $1.1 million will be distributed by Northern Tier Holdings to entities in which Mr. Rodriguez and Mr. Kuchta have an ownership interest. Please see the attached highlighted changes on pages 9, 11, 15, 69 and 196 of Amendment No. 5.

4.	Please quantify the amount of cash on hand you intend to use, in addition to the net offering proceeds, to pay for the expenditures listed in this section.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to clarify that we intend to use $41.0 million of cash on hand to fund the expenditures described under “Use of Proceeds” in the Registration Statement. Please see the attached highlighted changes on pages 14 and 69 of Amendment No. 5.

Conflicts of Interest and Fiduciary Duties, page 203

5.	Please refer to the following sentence on page 204: “Additionally, our general partner may cause us or our subsidiaries to purchase PIK units at any time during the PIK period, so long as such purchase is approved by the conflicts committee of the board of directors of our general partner.” Clarify how the purchase price for any such purchase would be determined.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to clarify that our partnership agreement does not specify procedures for the conflicts committee to follow in the event the committee is asked to approve any such purchase of PIK units, and that the conflicts committee will be free to accept or reject any proposal for the repurchase of PIK units by us or our subsidiaries and to negotiate any terms, including the price, of a repurchase of the PIK units that it deems acceptable to us. We have also revised our disclosure to clarify the composition of the conflicts committee. Please see the attached highlighted changes on pages 55, 60, 171, 204 and 205 of Amendment No. 5.

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Securities and Exchange Commission

July 11, 2012

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

NORTHERN TIER ENERGY LP

By:	NORTHERN TIER ENERGY GP LLC, its general partner

By:	/s/ Peter T. Gelfman
Name:	Peter T. Gelfman
Title:	Vice President, General Counsel and Secretary

cc:	Douglas McWilliams, Vinson & Elkins L.L.P.
Brenda Lenahan, Vinson & Elkins L.L.P.
Michael J. Volkovitsch, Cleary Gottlieb Steen & Hamilton LLP
M. Breen Haire, Baker Botts L.L.P.